FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Lynparza approved in US for early breast cancer

14 March 2022 07:05 GMT

Lynparza approved in the US as adjuvant treatment for patients with germline BRCA-mutated HER2-negative high-risk early breast cancer

First and only approved medicine targeting BRCA mutations in early breast cancer

New data show Lynparza demonstrated overall survival benefit in early breast cancer

AstraZeneca and MSD's Lynparza (olaparib) has been approved in the US for the adjuvant treatment of patients with germline BRCA-mutated (gBRCAm) HER2-negative high-risk early breast cancer who have already been treated with chemotherapy either before or after surgery.

The approval by the US Food and Drug Administration (FDA) was based on results from the OlympiA Phase III trial presented during the 2021 American Society of Clinical Oncology Annual Meeting and published in The New England Journal of Medicine.1

In the trial, Lynparza demonstrated a statistically significant and clinically meaningful improvement in invasive disease-free survival (iDFS), reducing the risk of invasive breast cancer recurrences, second cancers or death, by 42% versus placebo (based on a hazard ratio [HR] of 0.58; 95% confidence interval [CI] 0.46-0.74; p<0.0001).

New updated results from the OlympiA trial also showed Lynparza demonstrated a statistically significant and clinically meaningful improvement in the key secondary endpoint of overall survival (OS), reducing the risk of death by 32% versus placebo (based on a HR of 0.68; 95% CI 0.50-0.91; p=0.0091). The safety and tolerability profile of Lynparza in this trial was in line with that observed in prior clinical trials. The OS data will be presented at an upcoming European Society for Medical Oncology virtual plenary on 16 March 2022.

Breast cancer is the most diagnosed cancer worldwide with an estimated 2.3 million patients diagnosed in 2020.2 Almost 91% of all breast cancer patients in the US are diagnosed at an early stage of disease and BRCA mutations are found in approximately 5-10% of patients.3,4

Professor Andrew Tutt, Global Chair of the OlympiA Phase III trial and Professor of Oncology at The Institute of Cancer Research, London and King's College London, said: "Today's approval of olaparib is great news for patients with a specific inherited form of breast cancer. Most breast cancers are identified in the early stages and many patients will do very well, but for those with higher risk disease at diagnosis, the risk of cancer returning can be unacceptably high and new treatment options are needed. OlympiA has shown that identifying a BRCA1/2 mutation in women with high risk disease opens the additional option of eligibility for olaparib treatment, which reduces the risk of recurrence and improves survival for these breast cancer patients."

Dave Fredrickson, Executive Vice President, Oncology Business Unit, AstraZeneca, said: "This important approval gives early-stage breast cancer patients in the US with a germline BRCA mutation a new targeted therapy option in the adjuvant setting starting today. Lynparza reduces the risk of disease recurrence in these high-risk patients and now new data confirm it also significantly extends patients' lives versus placebo. These data underline the importance of germline BRCA testing as soon as possible after diagnosis to identify patients that may be eligible for Lynparza."

Roy Baynes, Senior Vice President and Head of Global Clinical Development, Chief Medical Officer, MSD Research Laboratories, said: "For patients with germline BRCA-mutated, HER2-negative high-risk early breast cancer, who often present with more aggressive disease, today's approval is an important step forward. Compared to placebo, Lynparza as adjuvant treatment offers these patients the potential to live longer without their cancer recurring. We thank the patients, caregivers and healthcare providers for their participation in the OlympiA trial."

Lynparza is now indicated for the adjuvant treatment of adult patients with deleterious or suspected deleterious gBRCAm HER2-negative high-risk early breast cancer who have been treated with neoadjuvant or adjuvant chemotherapy. Patients are to be selected for treatment based on an FDA-approved companion diagnostic test for Lynparza.

Lynparza is approved in the US, EU, Japan and several other countries for the treatment of patients with gBRCAm, HER2-negative, metastatic breast cancer previously treated with chemotherapy based on results from the OlympiAD Phase III trial. In the EU, this indication also includes patients with locally advanced breast cancer.

Notes

Financial considerations
Following this approval for Lynparza in the US, AstraZeneca will receive a regulatory milestone payment from MSD of $175m, anticipated to be booked as Collaboration Revenue by the Company during the first quarter of 2022.

Early breast cancer
Early breast cancer is defined as cancer confined to the breast with or without regional lymph node involvement, and the absence of distant metastatic disease.5 In the US, the 5-year survival rate is 99% for localised breast cancer (only found in the breast area) and 86% for regional breast cancer (cancer that has spread outside the breast to nearby structures or lymph nodes).3

Despite advances in the treatment of early breast cancer, up to 30% of patients with high-risk clinical and/or pathologic features recur within the first few years6, and patients with gBRCA mutations are more likely to be diagnosed at a younger age than those without these mutations.7

Breast cancer is one of the most biologically diverse tumour types with various factors fuelling its development and progression.8 The discovery of biomarkers in the development of breast cancer has greatly impacted scientific understanding of the disease.9

OlympiA
OlympiA is a Phase III, double-blind, parallel group, placebo-controlled, multicentre trial testing the efficacy and safety of Lynparza tablets versus placebo as adjuvant treatment in patients with gBRCAm high-risk HER2-negative early breast cancer, who have completed definitive local treatment and neoadjuvant or adjuvant chemotherapy.10

The primary endpoint of the trial is iDFS defined as time from randomisation to date of first locoregional or distant recurrence or new cancer or death from any cause.11

The OlympiA Phase III trial is led by the Breast International Group in partnership with the Frontier Science & Technology Research Foundation, NRG Oncology, the US National Cancer Institute, AstraZeneca and MSD. The trial is sponsored by NRG Oncology in the US and by AstraZeneca outside the US.12

BRCA
BRCA1 and BRCA2 are human genes that produce proteins responsible for repairing damaged DNA and play an important role maintaining the genetic stability of cells.11

When either of these genes is mutated or altered such that its protein product either is not made or does not function correctly, DNA damage may not be repaired properly, and cells become unstable. As a result, cells are more likely to develop additional genetic alterations that can lead to cancer and confer sensitivity to PARP inhibitors including Lynparza.11-14

Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in homologous recombination repair (HRR), such as those with mutations in BRCA1 and/or BRCA2, or those where deficiency is induced by other agents (such as new hormonal agents - NHAs).

Inhibition of PARP proteins with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death.

Lynparza is currently approved in a number of countries across PARP-dependent tumour types with defects and dependencies in the DDR pathway including maintenance treatment of platinum-sensitive relapsed ovarian cancer and as both monotherapy and in combination with bevacizumab for the 1st-line maintenance treatment of BRCA-mutated (BRCAm) and homologous recombination repair deficient (HRD)-positive advanced ovarian cancer, respectively; for germline BRCAm, HER2-negative metastatic breast cancer (in the EU this includes locally advanced breast cancer); for germline BRCAm metastatic pancreatic cancer; and HRR gene-mutated metastatic castration-resistant prostate cancer (BRCAm only in the EU and Japan).

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

The AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the US and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and Koselugo (selumetinib), a mitogen-activated protein kinase (MEK) inhibitor, for multiple cancer types.

Working together, the companies will develop Lynparza and Koselugo in combination with other potential new medicines and as monotherapies. The companies will develop Lynparza and Koselugo in combination with their respective PD-L1 and PD-1 medicines independently.

AstraZeneca in breast cancer
Driven by a growing understanding of breast cancer biology, AstraZeneca is starting to challenge, and redefine, the current clinical paradigm for how breast cancer is classified and treated to deliver even more effective treatments to patients in need - with the bold ambition to one day eliminate breast cancer as a cause of death.

AstraZeneca has a comprehensive portfolio of approved and promising compounds in development that leverage different mechanisms of action to address the biologically diverse breast cancer tumour environment.

AstraZeneca aims to continue to transform outcomes for HR-positive breast cancer with foundational medicines Faslodex and Zoladex and the next-generation oral selective oestrogen receptor degrader (SERD) and potential new medicine camizestrant.

The PARP inhibitor, Lynparza, is an approved targeted treatment option for early and metastatic breast cancer patients with an inherited BRCA mutation. AstraZeneca with MSD continue to research Lynparza in breast cancer patients with an inherited BRCA mutation.

Building on the first approval of Enhertu, a HER2-directed antibody drug conjugate (ADC), in previously treated HER2-positive metastatic breast cancer, AstraZeneca and Daiichi Sankyo are exploring its potential in earlier lines of treatment and in new breast cancer settings.

To bring much needed treatment options to patients with triple-negative breast cancer, an aggressive form of breast cancer, AstraZeneca is testing immunotherapy Imfinzi in combination with other oncology medicines, including Lynparza and Enhertu, evaluating the potential of AKT kinase inhibitor, capivasertib, in combination with chemotherapy, and collaborating with Daiichi Sankyo to explore the potential of TROP2-directed ADC, datopotamab deruxtecan.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   Tutt ANJ, et al. Adjuvant Olaparib for Patients with BRCA1- or BRCA2-Mutated Breast Cancer. N Engl J Med 2021;384:2394-2405.
2.   Sung H, et al. Global Cancer Statistics 2020: GLOBOCAN Estimates of Incidence and Mortality Worldwide for 36 Cancers in 185 Countries. CA: A Cancer Journal for Clinicians. 2020;0:1-41.
3.   American Cancer Society. Breast Cancer Facts & Figures 2019-2020. Available at https://www.cancer.org/content/dam/cancer-org/research/cancer-facts-and-statistics/breast-cancer-facts-and-figures/breast-cancer-facts-and-figures-2019-2020.pdf. Accessed January 2021.
4.   Cancer.gov. Early-stage breast cancer. Available at https://www.cancer.gov/publications/dictionaries/cancer-terms/def/early-stage-breast-cancer. Accessed January 2021.
5.   Union for International Cancer Control. Early-stage breast cancer -2014 Review of Cancer Medicines on the WHO List of Essential Medicines. Available at https://www.who.int/selection_medicines/committees/expert/20/applications/EarlyStageBreast.pdf?ua=1. Accessed January 2021.
6.   Colleoni M, et al. Annual Hazard Rates of Recurrence for Breast Cancer During 24 Years of Follow-Up: Results From the International Breast Cancer Study Group Trials I to V. J Clin Oncol. 2016 Mar 20; 34(9):927-935.
7.   O'Shaughnessy J, et al. Prevalence of germline BRCA mutations in HER2-negative metastatic breast cancer: global results from the real-world, observational BREAKOUT study. Breast Cancer Research. 2020;22(114).
8.   Yersal O, Barutca S. Biological subtypes of breast cancer: Prognostic and therapeutic implications. World J Clin Oncol. 2014;5(3):412-424.
9.   Rivenbark AG, et al. Molecular and Cellular Heterogeneity in Breast Cancer: Challenges for Personalized Medicine. Am J Pathol. 2013;183:1113-1124.
10.  ClinicalTrials.gov. Olaparib as Adjuvant Treatment in Patients with Germline BRCA Mutated High Risk HER2 Negative Primary Breast Cancer (OlympiA). Available at https://clinicaltrials.gov/ct2/show/NCT02032823. Accessed January 2021.
11.  Roy R, et al. BRCA1 and BRCA2: different roles in a common pathway of genome protection. Nat Rev Cancer. 2016;12(1):68-78.
12.  Wu J, et al. The role of BRCA1 in DNA damage response. Protein Cell 2010;1(2):117-123.
13.  Gorodetska I, et al. BRCA Genes: The Role in Genome Stability, Cancer Stemness and Therapy Resistance. Journal of Cancer. 2019;10:2109-2127.
14. Li H, et al. PARP inhibitor resistance: the underlying mechanisms and clinical implications. Molecular Cancer. 2020;19:1-16.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 14 March 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary